SunAmerica Asset Management Corp.

Harborside Financial Center

3200 Plaza 5

Jersey City, NJ 07311

November 9, 2012

VIA EDGAR

Ms. Christina DiAngelo

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4720

Re:

SunAmerica Equity Funds (File No. 811-04801) - 9/30/11 N-CSR

SunAmerica Income Funds (File No. 811-04708) - 3/31/12 N-CSR

SunAmerica Money Market Funds, Inc. (File No. 811-03807) - 12/31/11 N-CSR

SunAmerica Senior Floating Rate Fund, Inc. (File No. 811-08727) – 12/31/11 N-CSR

SunAmerica Series, Inc. (File No. 811-07797) – 10/31/11 N-CSR

SunAmerica Specialty Series (File No. 811-21482) – 10/31/11 N-CSR

(each a “Registrant” and collectively, the “Registrants”)

Dear Ms. DiAngelo:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on September 28, 2012 via telephone, with respect to each Registrant’s filing on Form N-CSR for the reporting period noted above and, as applicable, certain Form N-SAR and other filings referenced in our call.

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrants’ understanding. The Registrants’ responses to each comment are set out immediately under the restated comment. The series of the Registrants may be referred to herein individually as a “Fund” and collectively, as the “Funds.” Defined terms, unless otherwise defined herein, have the meanings assigned to them in the Registrants’ Form N-CSR or other filings, as applicable.

Comment 1: Comment for SunAmerica Income Funds, SunAmerica Money Market Funds, Inc. and SunAmerica Specialty Series – Missing ticker symbols. The ticker symbols applicable to the classes of shares of the series of these Registrants are missing from the submission headers to the Form N-CSR filings made with respect to these Registrants. Please update the series and class information on EDGAR accordingly.

Response: The series and class information on EDGAR has been updated to include ticker symbols for those classes of shares of the Registrants that have ticker symbols.

Ms. Christina DiAngelo

U.S. Securities and Exchange Commission

November 9, 2012

Comment 2: Comment for SunAmerica Income Funds, SunAmerica Money Market Funds, Inc. and SunAmerica Senior Floating Rate Fund, Inc. – Inactive series and classes. The following classes of shares are listed as “Active” on EDGAR but appear to be “Inactive” classes that were previously liquidated: (i) Class B, D and Q shares of SunAmerica Senior Floating Rate Fund, Inc., (ii) Class B and C shares of SunAmerica Money Market Fund, a series of SunAmerica Money Market Funds, Inc. and (iii) Class B and C shares of SunAmerica Municipal Money Market Fund, a series of SunAmerica Money Market Funds, Inc. In addition, the SunAmerica Tax Exempt Insured Fund, a series of SunAmerica Income Funds, is listed as “Active” on EDGAR, however, this series was liquidated in September 2011. If these classes were liquidated and the SunAmerica Tax Exempt Insured Fund has made its last required filing on EDGAR, then the status on EDGAR with respect to these classes and the Fund should be updated to Inactive. Moreover, the SunAmerica GNMA Fund, a series of SunAmerica Income Funds, is listed as “GNMA Securities” on EDGAR. Please update the series and class information on EDGAR to accurately reflect the Fund’s name.

Response: The requested EDGAR updates have been made. The status of SunAmerica Tax Exempt Insured Fund will remain Active until a final, amended Rule 24f-2 filing is made on behalf of the SunAmerica Income Funds, as discussed in more detail in the response to Comment No. 6 below.

Comment 3: General comment for all Registrants – Amended Form N-SAR filings made in 2009 and 2010. The Registrants made several amended Form N-SAR filings as detailed below. Please provide the reason(s) for these amended filings and, with respect to any future amended filings, the Staff recommends that the Registrants include transmittal letters that include the reason for the amendments.

Registrant	File No.	Form	Filing Date	Reporting Period

SunAmerica Income Funds	811-04708	NSAR-B/A	5/14/2010	3/31/2009
		NSAR-A/A	5/14/2010	9/30/2009
		NSAR-A/A	5/14/2010	9/30/2008
		NSAR-B/A	5/14/2010	3/31/2008
SunAmerica Equity Funds	811-04801	NSAR-B/A	11/26/2010	9/30/2010
		NSAR-B/A	5/14/2010	9/30/2009
		NSAR-A/A	5/14/2010	3/31/2009
		NSAR-B/A	5/13/2010	3/31/2008
		NSAR-A/A	5/13/2010	9/30/2008
		NSAR-A/A	5/29/2009	3/31/2009
SunAmerica Senior Floating Rate Fund, Inc.	811-08727	NSAR-B/A	3/2/2010	12/31/2007
		NSAR-A/A	3/2/2010	6/30/2008
		NSAR-B/A	3/2/2010	12/31/2008
		NSAR-A/A	3/2/2010	6/30/2009
SunAmerica Series, Inc.	811-07797	NSAR-B/A	7/23/2010	10/31/2009
		NSAR-A/A	7/23/2010	4/30/2009
		NSAR-B/A	7/23/2010	10/31/2008
		NSAR-A/A	7/23/2010	4/30/2008
SunAmerica Specialty Series	811-21482	NSAR-B/A	6/2/2010	10/31/2009
		NSAR-A/A	6/2/2010	4/30/2009
		NSAR-B/A	6/2/2010	10/31/2008
		NSAR-A/A	6/2/2010	4/30/2008
SunAmerica Money Market Funds, Inc.	811-03807	NSAR-A/A	1/13/2010	6/30/2009
		NSAR-B/A	1/13/2010	12/31/2008
		NSAR-A/A	1/13/2010	6/30/2008
		NSAR-B/A	1/13/2010	12/31/2007

Ms. Christina DiAngelo

U.S. Securities and Exchange Commission

November 9, 2012

Response: In January 2010, the Staff contacted SAAMCo regarding certain responses in the Form N-SAR filings of the SunAmerica Money Market Funds, Inc. relating to mark-to-market net asset value per share. The Form N-SAR filings for the prior two fiscal years were then amended in accordance with the Staff’s request. SAAMCo’s review of the Form N-SAR filings for the SunAmerica Money Market Funds, Inc. prompted SAAMCo to conduct a comprehensive review of the Form N-SAR filings for this Registrant and for the other Registrants. In connection with this review, the Registrants determined to file the amended Form N-SAR filings listed in the chart above, including to ensure consistent responses across each Registrant’s Form N-SAR filings, as appropriate, and to modify certain items that, upon further review, warranted revision for certain Registrants (e.g., Item 42 relating to the allocation of 12b-1 payments among the enumerated categories, Item 62 relating to the proper classification of certain long-term securities, Item 70 regarding the proper categorization of certain investment practices). SAAMCo has since enhanced its Form N-SAR review procedures as a result of the Form N-SAR review it undertook in 2010. In the future, the Registrants intend to include transmittal letters with any amended Form N-SAR filings explaining, as appropriate, the reason for the amended filing.

Comment 4: General comment for all Registrants regarding the certifications included with each Registrant’s Form N-CSR filing. With respect to the annual reports on Form N-CSR, please confirm whether the Registrants believe it is appropriate for the principal executive and principal financial officers to sign the certifications required by Rule 30a-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) prior to the date of the report of the independent registered public accounting firm that is included in the annual reports.

Response: The principal executive and principal financial officers generally sign the certifications required by Rule 30a-2 as of the date of the committee meeting at which such officers evaluate the effectiveness of the controls and procedures required by Rule 30a-3(b). The Registrants believe that signing the certifications in this manner, including with respect to the annual reports on Form N-CSR, is appropriate.

Ms. Christina DiAngelo

U.S. Securities and Exchange Commission

November 9, 2012

Comment 5: SunAmerica Equity Funds and SunAmerica Specialty Series – Disclosure of Change in Independent Registered Public Accounting Firm in Form N-SAR Filings. Please confirm that, in connection with the change in independent registered public accounting firm that occurred on December 31, 2007, the SunAmerica Equity Funds and SunAmerica Specialty Series included the letter from the former accountant required by Sub-Item 77K of Form N-SAR and Section 304 of Regulation S-K in their Form N-SAR filings.

Response: As required by Sub-Item 77K of Form N-SAR, the SunAmerica Equity Funds and the SunAmerica Specialty Series included disclosure regarding the December 31, 2007 resignation of their prior independent registered public accounting firm, and the engagement of a new independent registered public accounting firm, in their Form N-SAR filings made on May 29, 2008 and June 27, 2008, respectively. The disclosure included in these Form N-SAR filings complied with the requirements of Sub-Item 77K, except that the Registrants inadvertently omitted to file the letters from the former accountant required pursuant to Section 304 of Regulation S-K. The Registrants intend to file amended Form N-SAR filings in order to include these letters as exhibits in accordance with Section 304 of Regulation S-K.

Comment 6: SunAmerica Income Funds – June 2012 Form 24f-2 Filing. Please state whether the SunAmerica Tax Exempt Insured Fund, which was liquidated in September 2011, was included as part of the Form 24f-2 filing that was made on behalf of the SunAmerica Income Funds on June 21, 2012.

Response: The Form 24f-2 filing for the SunAmerica Income Funds that was filed on June 21, 2012 did not include the securities sold/securities redeemed activity for the SunAmerica Tax Exempt Insured Fund, which was liquidated on September 23, 2011. This Registrant intends to file an amended Form 24f-2 that will include the securities sold/securities redeemed activity for the Fund through and including the date of its liquidation. The effect of the amendment will be to increase the redemption credits available for use in future years by the Registrant.

Comment 7: SunAmerica Specialty Series – 2015 High Watermark Fund and 2020 High Watermark Fund – Compliance with Undertakings in Registrant’s Registration Statement. Please confirm that, consistent with the undertakings in Post-Effective Amendment No. 33 to SunAmerica Specialty Series’ registration statement on Form N-1A filed on February 28, 2012 (Accession No. 0001104659-12-014121), this Registrant has: (i) included in its most recent shareholder reports an offer to supply the most recent annual and/or quarterly report of Prudential Financial, Inc. and Prudential Global Funding, Inc. (“PGF”), free of charge, upon a shareholder’s request and (ii) updated its registration statement on Form N-1A to incorporate by reference the annual report on Form 10-K or included the audited financial statements covering the periods that would otherwise have been required by Form 10-K for each of Prudential Financial, Inc. and PGF.

Ms. Christina DiAngelo

U.S. Securities and Exchange Commission

November 9, 2012

Response: The Registrant confirms that it has included the disclosure required by these undertakings in its most recent shareholder reports, and that Post-Effective Amendment No. 36 to its registration statement on Form N-1A, filed on March 28, 2012 (Accession No. 0001104659-12-021863), included the above referenced financial statements.

Comment 8: SunAmerica Specialty Series – 2015 High Watermark Fund – Disclosure of Early Closure Condition. Please provide the reason why an Early Closure Condition occurred with respect to the 2015 High Watermark Fund and describe how shareholders of the Fund were notified of this event.

Response: On September 16, 2011, an Early Closure Condition occurred with respect to the 2015 High Watermark Fund. This Early Closure Condition, which occurred as a result of certain low interest rate conditions, required the Fund to irrevocably allocate its assets to its fixed income portfolio and to close to new investments. Shareholders were notified of the occurrence of the Early Closure Condition by a supplement to the Registrant’s registration statement on Form N-1A that was filed with the Commission on September 19, 2011 (Accession No. 0001104659-11-052351).

Comment 9: General comment for all Registrants – Footnote to Expense Example table relating to the impact of expense offset arrangements. Certain Registrants included a footnote to the Expense Example table in their annual reports containing an additional expense example table reflecting the impact of expense offset arrangements resulting from broker commission recapture. The Staff recommends that such footnote (including the corresponding table) be removed in future shareholder reports of the Registrants.

Response: The Registrants will remove this information in future shareholder reports.

Comment 10: SunAmerica Equity Funds – SunAmerica International Equity Fund – Portfolio of Investments in 2011 Annual Report to Shareholders. The dividend rates were not provided for the foreign preferred stocks shown in the Portfolio of Investments on page 15 of the 2011 annual report of SunAmerica International Equity Fund. The Staff requests that, in the future, such dividend rates be added, as applicable.

Response: Dividend rates for foreign preferred stocks are not disclosed in the SunAmerica International Equity Fund’s Portfolio of Investments because foreign preferred stocks generally do not pay level, periodic dividends and therefore such rates are typically not available.

Comment 11: SunAmerica Senior Floating Rate Fund, Inc. – Portfolio of Investments in 2011 Annual Report to Shareholders. In the Portfolio of Investments on page 19 of SunAmerica Senior Floating Rate Fund Inc.’s 2011 annual report to shareholders, the class of shares held by this Registrant in the SSgA Money Market Fund, a registered investment company, was not specified. The Staff recommends that this Registrant (as well as the other Registrants) indicate in their Portfolio of Investments the class of shares held with respect to any holdings in registered investment companies.

Ms. Christina DiAngelo

U.S. Securities and Exchange Commission

November 9, 2012

Response: The SSGA Money Market Fund is not a multi-class fund and therefore, disclosure of share class information would not be applicable to this holding. The Registrants will, however, include registered investment company share class information in future filings, to the extent applicable.

Comment 12: SunAmerica Income Funds – SunAmerica High Yield Bond Fund – Portfolio of Investments in 2012 Annual Report to Shareholders. The Staff requests that, with respect to Payment-in-Kind (“PIK”) securities held by the SunAmerica High Yield Bond Fund, the footnote disclosure in the Portfolio of Investments be enhanced to provide more specific information regarding the composition of the income payments received (i.e., whether these payments are in-kind or in cash). In addition, if material, please disclose in the Fund’s Statement of Operations the amount of income received from PIK securities.

Response: In future shareholder reports, the Registrant will revise the footnote disclosure accompanying PIK securities to read in substantially the form proposed below:

“Payment-in-Kind (PIK) security. Income may be paid in additional securities or cash at the discretion of the issuer.”

In addition, if the PIK security has made an in-kind payment, the Registrant will include additional footnote disclosure indicating that the most recent coupon payment was a payment-in-kind.

For the fiscal year ended March 31, 2012, the total in-kind payments received by the SunAmerica High Yield Bond Fund with respect to PIK securities constituted less then 5% of the Fund’s total income and, therefore, such payments were not disclosed as a separate line item on the Statement of Operations.

Comment 13: SunAmerica Series, Inc. – Focused Balanced Strategy Portfolio and Focused Multi-Asset Strategy Portfolio (the “Strategy Portfolios”) – Portfolio of Investments in 2011 Annual Report to Shareholders. Please confirm whether the Strategy Portfolios’ purchases of Class A shares of the underlying SunAmerica funds are subject to a front-end sales charge.

Response: The Strategy Portfolios’ purchases of Class A shares of the underlying SunAmerica funds are made on a load-waived basis, consistent with the sales-charge waivers described in each underlying fund’s prospectus.

Comment 14: General Comment for all Registrants – Portfolio of Investments – Leveling Tables. The Staff recommends that the Registrants further break out the tables included in the Registrants’ shareholder reports relating to the summary of the inputs used to value the Funds’

Ms. Christina DiAngelo

U.S. Securities and Exchange Commission

November 9, 2012

net assets (the “Leveling Tables”) by categories or classes used in the Portfolio of Investments (e.g., industry, country) if a particular main category (e.g., Preferred Stock, U.S. Corporate Bonds & Notes) has entries in more than one level.

Response: In future filings, if a main category in the Leveling Tables has entries in more than one level, the Registrants will break out each industry/country with more than one level for that main category.

Comment 15: SunAmerica Income Funds – SunAmerica Strategic Bond Fund – Portfolio of Investments in 2012 Annual Report to Shareholders– Reconciliation of Level 3 Assets. Please explain why the reasons for the transfers regarding the Level 3 securities were not disclosed in the reconciliation table shown on page 48 of the SunAmerica Strategic Bond Fund’s 2012 annual report.

Response: The transfers of assets into and out of Level 3 amounted to less than 1% of the value of the SunAmerica Strategic Bond Fund’s net assets as of the fiscal year end. Accordingly, the reasons for the transfers regarding Level 3 securities were not disclosed because the amounts involved were not deemed to be material.

Comment 16: SunAmerica Senior Floating Rate Fund, Inc. – Portfolio of Investment in 2011 Annual Report to Shareholders – Reconciliation of Level 3 Assets. The Staff requests that for future shareholder reports, the SunAmerica Senior Floating Rate Fund, Inc. enhance the footnote explanations regarding the transfers of assets into and out of Level 3.

Response: In future shareholder reports, the Registrant will enhance, as applicable, the explanation regarding transfers of assets into and out of Level 3.

Comment 17: SunAmerica Income Funds – SunAmerica Strategic Bond Fund – Form N-Q for the Quarter Ended June 30, 2012 – Quantitative Disclosure of Level 3 Assets. Please explain why there was no quantitative disclosure with respect to the SunAmerica Strategic Bond Fund’s Level 3 assets included in the Form N-Q pursuant to FASB ASU No. 2011-04.

Response: The Level 3 assets held in the SunAmerica Strategic Bond Fund as of June 30, 2012 comprised less than 1% of the Fund’s net assets and were not considered material. Accordingly, such additional disclosure was not deemed necessary.

Comment 18: SunAmerica Series, Inc. – Focused Small-Cap Growth Portfolio – Financial Highlights in 2011 Annual Report to Shareholders. The Focused Small-Cap Growth Portfolio’s portfolio turnover changed from 7% for the fiscal year ended October 31, 2009 to 261% for the fiscal year ended October 31, 2010. Please confirm that the Registrant’s statement of additional information (SAI) explained this variation in portfolio turnover.

Ms. Christina DiAngelo

U.S. Securities and Exchange Commission

November 9, 2012

Response: The Registrant’s SAI dated March 1, 2011 included an explanation of this variation in portfolio turnover in accordance with Item 16(e) of Form N-1A.

Comment 19: General comment for all Registrants – Notes to Financial Statements – Disclosure of Distribution Requirements. The Staff recommends that the Registrants disclose the manner in which the Funds will comply with the distribution requirements of the Internal Revenue Code. Please refer to Section 7.184 of the AICPA Investment Companies Audit and Accounting Guide for additional information.

Response: In future shareholder reports, the Registrants will include the requested disclosure in the Notes to Financial Statements in substantially the form proposed below:

“Each Fund is considered a separate entity for tax purposes and intends to comply with the requirements of the Internal Revenue Code, as amended, applicable to regulated investment companies and distribute all of its taxable income, including any net capital gains on investments, to its shareholders. Each Fund also intends to distribute sufficient net investment income and net capital gains, if any, so that each Fund will not be subject to excise tax on undistributed income and gains. Therefore, no federal income tax or excise tax provision is required.”

Comment 20: General Comment for all Registrants – Notes to Financial Statements – Enhanced Disclosure of Uncertain Tax Positions. The Staff recommends that the Registrants provide enhanced disclosure regarding uncertain tax positions. Please refer to Section 7.184 of the AICPA Investment Companies Audit and Accounting Guide for additional information.

Response: In future shareholder reports, the Registrants will include the requested disclosure in the Notes to Financial Statements in substantially the form proposed below:

“Each Fund recognizes the tax benefits of uncertain tax positions only when the position is more likely than not to be sustained, assuming examination by tax authorities. Management has analyzed each Fund’s tax positions and concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on returns filed for open tax years 2XXX – 2XXX or expected to be taken in each Funds’ 2XXX tax return. The Funds are not aware of any tax provisions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. The Funds file U.S. federal and certain state income tax returns. With few exceptions, the Funds are no longer subject to U.S. federal and state tax examinations by tax authorities for tax returns ending before 2XXX.”

Comment 21: General Comment for all Registrants – Notes to Financial Statements – Recoupment of Previously Waived Expenses. In connection with any expense waivers and/or reimbursements applicable to the Funds that are subject to recoupment, please confirm that such

Ms. Christina DiAngelo

U.S. Securities and Exchange Commission

November 9, 2012

recoupments are made only if the Funds are able to effect such payment to SunAmerica and remain in compliance with the expense cap in effect at the time the waivers and/or reimbursements occurred (see AICPA Audit Risk Alert: Investment Companies Industry Developments – 2009). Please also consider clarifying the disclosure in the shareholder reports to reflect this condition for recoupment.

Response: SAAMCo represents that any recoupments made in connection with the Funds’ expense limitation arrangements are consistent with the guidance in the AICPA Audit Risk Alert referenced above relating to expense recapture plans (i.e., the recoupments are based on the expense cap in effect at the time the waivers and/or reimbursements were made). In future filings, the Registrants will clarify the disclosure included in the shareholder reports to reflect that the recoupments are based on the expense cap in effect at the time the waivers and/or reimbursements were made.

Comment 22: SunAmerica Series, Inc. – Focused Dividend Strategy Portfolio – Notes to Financial Statements in 2011 Annual Report to Shareholders. In Note 4 to the Financial Statements on page 75 of the annual report, it was noted that the expense limitation arrangement with respect to the Focused Dividend Strategy Portfolio was terminated. Please explain how the Board of Directors of SunAmerica Series, Inc. (the “Board”) determined to terminate the expense limitation arrangement in place with respect to this Portfolio. Also discuss how shareholders were notified of this termination.

Response: The Board approved the termination of the Expense Limitation Agreement with respect to the Focused Dividend Strategy Portfolio at a meeting held on February 24, 2011. In approving the termination of the expense cap for this Fund, the Board considered, among other things, information relating to the fees and expenses of the Fund as well as comparative fee and expense information relating to the Fund’s peer group, the Fund’s performance, and the potential benefit to SAAMCo as a result of the termination of the expense cap. The Board further considered the effect such termination would have on the current expense ratio of the Fund. The Registrant’s March 1, 2011 prospectus reflected the removal of the expense cap for this Fund.

Comment 23: General Comment for all Applicable Registrants – Notes to Financial Statements – Expense Reductions. Please confirm that expenses paid through the broker commission recapture program are not used to offset the amounts SAAMCo waives and/or reimburses pursuant to any expense limitation arrangements with respect to the applicable Funds.

Response: The Registrants confirm that expenses paid through the broker commission recapture program are not used to offset the amount SAAMCo waives and/or reimburses pursuant to any expense limitation arrangements in effect with respect to the Funds.

Comment 24: General Comment for all Registrants – Notes to Financial Statements – Expense Limitation Arrangements. The Staff recommends disclosing in the Notes to Financial Statements any amounts of expenses previously waived and/or reimbursed during the prior two years by SAAMCo that remain subject to recoupment in an aging schedule by year.

Ms. Christina DiAngelo

U.S. Securities and Exchange Commission

November 9, 2012

Response: In future shareholder reports, the Registrants will disclose in the Notes to Financial Statements any amounts of expenses previously waived and/or reimbursed during the prior two years by SAAMCo that remain subject to recoupment in an aging schedule by year.

Comment 25: SunAmerica Equity Funds – Redemption Fees. Please disclose the amounts of the redemption fees received by the applicable Funds in the Financial Highlights if such amounts are material.

Response: The amounts of the redemption fees received by the applicable Funds are included in the Notes to Financial Statements as footnotes to the Capital Share Transactions note. The amounts collected during the fiscal year ended September 30, 2011 were not material and were therefore not disclosed in the Financial Highlights. In future shareholder reports, if such amounts are deemed material, they will be disclosed in the Financial Highlights.

Comment 26: SunAmerica Series, Inc. – Notes to Financial Statements in 2011 Annual Report to Shareholders – Note 6 (Transactions with Affiliates). The Staff recommends that the Registrant include transactional information with respect to each underlying SunAmerica fund that the Strategy Portfolios invest in instead of providing transactional information on an aggregate basis only.

Response: In future shareholder reports, the Registrant will include transactional information with respect to investments by the Strategy Portfolios in each underlying SunAmerica fund.

Comment 27: SunAmerica Income Funds – SunAmerica U.S. Government Securities Fund and SunAmerica GNMA Fund – Change in Benchmark Indices in 2012 Annual Report to Shareholders. Please provide additional information about the reason for the change in the benchmark indices for the SunAmerica U.S. Government Securities Fund and SunAmerica GNMA Fund.

Response: As described in the SunAmerica Income Fund’s annual report, the change in the benchmark indices for the SunAmerica U.S. Government Securities Fund and SunAmerica GNMA Fund resulted from management’s belief that the new indices are comparable to the prior indices and that “the change will enhance the operations and administration of the Fund.” While the Registrant believes that this description is consistent with Instruction 7 to Item 27(b)(7) of Form N-1A, please note that the anticipated enhancements expected to arise out of the use of the new indices were primarily due to the fact that the Funds’ investment adviser would be able to receive updated information regarding the constituent companies more frequently than it had when using the prior indices.

Ms. Christina DiAngelo

U.S. Securities and Exchange Commission

November 9, 2012

Comment 28: SunAmerica Equity Funds – SunAmerica International Equity Fund and SunAmerica International Small-Cap Fund – Use of “Gross” and “Net” Versions of Benchmark Indices in 2011 Annual Report to Shareholders. In the annual report, the benchmark index used with respect to the SunAmerica International Equity Fund was the MSCI All Country World (ACWI) ex-U.S. Index (Gross) and the benchmark index used with respect to the SunAmerica International Small-Cap Fund was the MSCI EAFE Small Cap Index (Net). Please explain why one index was presented on a “gross” basis and the other on a “net” basis in the annual report. In addition, in the future, please enhance the disclosure of the index descriptions in the annual report to better explain to shareholders the distinction between the gross and net versions of the indices.

Response: The MSCI ACWI ex-U.S. Index (Gross) has historically been used as the benchmark index for the SunAmerica International Equity Fund because, in connection with past annual reports, historical performance information for the “net” version of this index has not been available for the 10-year period shown in the line graph. In future annual reports, the Registrant intends to use the net version of this index since it believes that the net version provides a more appropriate performance comparison than the gross version. The SunAmerica International Small-Cap Fund has been able to use the net version of its benchmark index since its inception since this Fund has a shorter performance history. In future annual reports, the Registrant will also enhance the disclosure of the index descriptions to provide additional detail regarding the manner in which the net version of the index is calculated.

Comment 29: SunAmerica Equity Funds – SunAmerica International Equity Fund – Financial Highlights in 2011 Annual Report to Shareholders. Please confirm compliance with Section 19(a)(2) of the 1940 Act and Rule 19a-1 thereunder in connection with the distributions from return of capital reflected in the Fund’s Financial Highlights.

Response: While the distributions of $0.03 and $0.06 for the fiscal years ending September 30, 2009 and September 30, 2010, respectively, were categorized as returns of capital in the SunAmerica International Equity Fund’s Financial Highlights, there were circumstances surrounding these distributions caused by the expiration of certain capital loss carryforwards acquired in a prior fund reorganization that resulted in a divergence between the Fund’s excise and Subchapter M distribution calculations. These circumstances, in turn, led to the determination to categorize these distributions as returns of capital for financial statement purposes even though such distributions were required to satisfy the excise tax requirements of the Internal Revenue Code and were ultimately derived from the Fund’s earnings and profits. Upon further review, however, it has been determined that these distributions would have been more properly reflected for financial statement purposes as dividends from net investment income. In light of these facts, the Registrant believes that there was no requirement to accompany the payments in question with a written statement under Section 19(a)(2) of the 1940 Act and Rule 19a-1 thereunder.

Ms. Christina DiAngelo

U.S. Securities and Exchange Commission

November 9, 2012

The Registrants acknowledge that: (a) they are responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (c) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (201) 324-6369 if you have any questions or require additional information regarding this response.

Very truly yours,

/s/ Kathleen D. Fuentes, Esq.
Kathleen D. Fuentes, Esq.
Vice President & Deputy General Counsel

cc:	Donna M. Handel
John T. Genoy
Gregory N. Bressler, Esq.
Katherine L. Stoner, Esq.
Margery Neale, Esq., Willkie Farr & Gallagher LLP